PUGET TECHNOLOGIES, INC.
227 Bellevue Way NE, 411, Bellevue,WA 98004
(206) 350-6345
www.pugettechnologies.com

May 9, 2012

Mr. Christopher F. Chase
United States Securities and Exchange Commission
Washington D.C.20549

              Re:  Puget Technologies, Inc.
                      Amendment No. 2 to Registration Statement on Form S-1
                      Filed April 26, 2012
                      File No. 333-179212

Dear Mr. Chase,

I received your comments regarding Amendment No. 2 to Form S-1 for our company, Puget Technologies, Inc.  Please find below my responses and/or comments and changes, point by point.

Prospectus Summary, page 6

The Offering, page 7

1.           We resissue comment 1 of our April 20, 2012 letter.  Pleas note, our comment referred to your disclosure on page 7, but you did not revise this disclosure.  Specifically, your disclosure under the subheading “Duration of the Offering” on page 7 does not clearly state at the outset that the initial offering period is for 180 days.  Rather, it presumes this fact which is not clear in the context of this disclosure.  Please revise your disclosure on page 7 to clarify that the initial term of the offering is 180 days.

Duration of the Offering: At the discretion of our management, we may discontinue the Offering before expiration of the 180 day period or extend the Offering for up to 90 days following the expiration of the 180-day Offering period.

changed  to

Duration of the Offering:  The Offering will commence promptly on the date upon which this prospectus is declared effective by the SEC.  The initial Offering will be for 180 days.  At the discretion of our management, we may extend the Offering for up to 90 days following the expiration of the 180-day Offering period.

Statements of Cash Flows, page F-3

8.           We have reviewed your response to comment 8 in our letter dated April 20, 2012.  We note that your statements of cash flows for the January 31, 2011 quarterly period still does not appropriately reconcile the change in cash and cash equivalents during the period.  Please revise your quarterly statements of cash flow as necessary.

The correction has been made to the Statements of Cash Flow.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that our responses and revisions address the comments raised in your letter to us dated May 8, 2012.  However, we will provide further information upon request.

Sincerely,

/s/  Andre Troshin
Andre Troshin
President & Director